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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )


                                  SKYMALL, INC.
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         (Title of Class of Securities)

                                    830859104
                                 (CUSIP Number)

                                November 3, 1999
                          (Date of Event which Requires
                            Filing of this Statement)

                 Check the appropriate box to designate the Rule
                    pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [x] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Check the following box if a fee is being paid with this Statement: [ ]

                          Continued on following pages
                                Page 1 of 6 Pages

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                                                               Page 2 of 6 Pages


                                  SCHEDULE 13G

CUSIP No. 8308859104

1      Name of Reporting Person:     QUINTEL COMMUNICATIONS, INC.
       I.R.S. Identification Number: 22-3322277


2      Check the Appropriate Box if a Member of a Group*

                                  a.       [ ]

                                  b.       [ ]

3      SEC Use Only


4      Citizenship or Place of Organization

                  Delaware

       Number of Shares Beneficially Owned by each Reporting Person With:

5      Sole Voting Power

            642,857 shares (includes 214,286 shares issuable upon the exercise of warrants held by the Reporting Person which are exercisable within 60 days after the date hereof)

6      Shared Voting Power

               0

7      Sole Dispositive Power

              642,857 shares

8      Shared Dispositive Power

               0
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                                                               Page 3 of 6 Pages

9      Aggregate Amount Beneficially Owned by Each Reporting Person

            642,857 shares (includes 214,286 shares issuable upon the exercise of warrants held by the Reporting Person which are exercisable within 60 days after the date hereof)


10     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* [ ]

11     Percent of Class Represented by Amount in Row (9)

                  6.04%

12     Type of Reporting Person*
                                 CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                               Page 4 of 6 Pages

Item 1.           (a)      Name of Issuer:

                           SkyMall, Inc.

                  (b)      Address of Issuer's Principal Executive Offices:

                           1520 East Pima Street, Phoenix, AZ 85034

Item 2.           (a)      Name of Person Filing:

                           Quintel Communications, Inc.

                  (b)      Address of Principal Business Office:

                           One Blue Hill Plaza, Pearl River, NY 10965

                  (c)      Citizenship:

                           Delaware

                  (d)      Title of Class of Securities:

                           Common Stock, $0.001 par value per share
                           (the "Shares").

                  (e)      CUSIP Number:

                           830859104

Item 3. This statement is not being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c)

Item 4.           Ownership:

                  (a)      Amount Beneficially Owned:

                           642,857 shares (includes 214,286 shares issuable upon the exercise of warrants held by the Reporting Person which are exercisable within 60 days after the date hereof)

                  (b)      Percent of Class:

                           6.04%
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                                                               Page 5 of 6 Pages

                  (c) Number of Shares as to which the Reporting Person has:

                           (i)      sole power to vote or to direct the vote

                                    642,857 shares

                           (ii)     shared power to vote or to direct the vote

                                    0

                           (iii) sole power to dispose or to direct the disposition of

                                    642,857 shares

                           (iv) shared power to dispose or to direct the disposition of

                                    0

Item 5.           Ownership of Five Percent or Less of a Class:

                           Not applicable.

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person:

                           None.

Item 7. Identification and Classification of Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                           None.

Item 8.           Identification and Classification of Members of the Group:

                           None.

Item 9.           Notice of Dissolution of Group:

                           Not applicable.
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                                                               Page 6 of 6 Pages
Item 10.    Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                  Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  QUINTEL COMMUNICATIONS, INC.



                                  By:     /s/ Jeffrey L. Schwartz
                                          -----------------------
                                           Name:    Jeffrey L. Schwartz
                                           Title:   Chief Executive Officer





Dated:   November 17, 1999